SEC

17009014

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SEC Processing Section
MAR 01 2017
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51037

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cleary Gull Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 East Wisconsin Avenue, Suite 1850
(No. and Street)

Milwaukee	Wisconsin	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Wawrzvniakowski. CAO 414-291-3858
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LP
(Name – *if individual, state last, first, middle name*)

100 E. Wisconsin Ave., Suite 2100	Milwaukee	Wisconsin	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Wawrzyniakowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cleary Gull Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
MICHELLE M. SHOCK
STATE OF WISCONSIN

James J. Wawrzyniakowski
Signature

Chief Administrative Officer
Title

Michelle M. Shock Exp. April 6, 2020
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLEARY GULL

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

Cleary Gull Inc.

December 31, 2016

[Available for Public Inspection)]

Contents

	Page
Report of Independent Registered Public Accounting Firm	3
Statement of Financial Condition	5
Notes to Financial Statements	6

The accompanying notes to financial statements are an integral part of this statement.

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
100 E. Wisconsin Avenue, Suite 2100
Milwaukee, WI 53202-4169

T 414.289.8200
F 414.289.9910
www.GrantThornton.com

Board of Directors and Stockholders
Cleary Gull Inc.

We have audited the accompanying statement of financial condition of Cleary Gull Inc. (the "Company") as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cleary Gull Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON LLP

Grant Thornton LLP

Milwaukee, Wisconsin
February 28, 2017

CLEARY GULL INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2016

ASSETS

Current assets:		
Cash and cash equivalents	$	2,276,666
Receivables		45,560
Total current assets		2,322,226
Fixed assets, net		872,188
Other noncurrent assets		66,417
Total assets	$	3,260,831

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Current liabilities:		
Accounts payable and accrued expenses	$	255,986
Total current liabilities		255,986
Deferred rent incentive		426,623
Total liabilities		682,609
STOCKHOLDER'S EQUITY:		
Common stock; $0.01 par value, authorized 3,000 shares; issued and outstanding 100 shares		1
Additional paid-in capital		900,000
Retained earnings		1,678,221
Total stockholder's equity		2,578,222
Total liabilities and stockholder's equity	$	3,260,831

The accompanying notes to financial statements are an integral part of this statement.

NOTE A - ORGANIZATION

Cleary Gull Inc. (the "Company"), a Delaware corporation, is a FINRA registered broker/dealer that provides privately held and small public companies with merger and acquisition advisory services, private capital raising, and financial advisory services.

The Company was a wholly owned subsidiary of Cleary Gull Holdings ("CGH" or "Predecessor"). On May 31, 2016, CGH sold its interest in the Company to newly formed CGIB Inc. ("CGIB" or "Successor"). The Company accounted for this transaction as a business combination, however, have elected not to push down the basis of accounting from CGIB to the Company.

Concurrent with the May 31, 2016 sale to CGIB, the Company was also a party to a transaction with Johnson Financial Group (JFG) whereby CGH sold all of its interests in Cleary Gull Advisors (CGA) to JFG. To facilitate this transaction, certain inter-entity assets and liabilities were transferred/allocated between the Company, CGA and CGH.

The statements of operations, stockholder's equity and cash flows reflect the periods from January 1, 2016 through May 31, 2016 as the Predecessor period to reflect ownership of CGH and from June 1, 2016 through December 31, 2016 as Successor period to reflect ownership of CGIB.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

2. Revenue Recognition

Securities transactions and related commission revenues and expenses are recorded on a trade-date basis.

Investment advisory fees are billed quarterly and recognized as earned on a pro rata basis.

Investment banking fees are recognized as earned in accordance with the engagement letter.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

3. Cash

The Company considers cash and cash equivalents to include those investments with original maturities of 90 days or less.

The Company maintains cash balances that at times exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

4. Receivables

Receivables primarily represent amounts due from investment banking clients. An allowance is made for receivables that are deemed uncollectible by management. As of December 31, 2016, there was no allowance for uncollectible accounts.

5. Income Taxes

The Company has elected, for federal and state income tax purposes, to be treated as an S corporation under the provisions of the Internal Revenue Code. Accordingly, the Company's taxable income is included in the tax return of the stockholders of its parent company. Accordingly, there is no state or federal tax provision reported by the Company.

In September 2009, the Financial Accounting Standards Board issued guidance on accounting for uncertain tax positions and the disclosure requirements for nonpublic entities. Nonpublic entities are required to disclose information concerning tax positions for which a material change in the unrecognized tax benefit / liability is reasonably possible in the next 12 months, the total amount of interest and penalties recognized in the statement of operations and in the statement of financial condition, and open tax years by major jurisdiction.

Uncertain tax positions are assessed for open tax years at a state (2012 and later) and federal (2013 and later) level, based on the likelihood of sustainability of the positions taken. The Company believes that it is not exposed to significant risk with regards to uncertain tax positions.

6. Fixed Assets

Furniture and fixtures, computer equipment, and software are stated at cost less accumulated depreciation computed on the straight-line basis over the estimated useful lives of the assets, ranging from three to seven years. Leasehold improvements are depreciated on the straight-line method over the term of the lease or the estimated useful lives of the assets, whichever is shorter.

7. Valuation of Long-lived Assets

The Company reviews the valuation of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived assets is measured by a comparison of the carrying amount of the assets to future

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Management has determined that no impairment of long-lived assets exists as of December 31, 2016.

8. New Accounting Pronouncements

ASU No. 2016-02, *Leases* – When this standard is adopted, the primary accounting change will require lessees to recognize right-of-use assets and lease obligations for most operating leases as well as finance leases. This new standard is effective for financial statements issued for annual periods beginning after December 15, 2018, and interim periods within those annual periods. The Company is evaluating what impact this standard will have on its financial statements.

The FASB has issued ASU No. 2014-09, Revenue from Contracts with Customers: Topic 606, which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other guidance. The core principle of this guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2018. Early application is not permitted. An entity should apply the amendments in this ASU using one of the following two methods: (i) retrospectively to each prior reporting periods, or (ii) retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. We are evaluating the potential impact of adopting this standard on the financial statements.

Management has reviewed recently issued accounting pronouncements and believes that there are no other pronouncements that will have a material impact on the Company's consolidated financial statements in fiscal 2017.

NOTE C - OPERATING LEASE

The Company occupied office space and was allocated rent expense in accordance with an Operating Agreement with CGH through September 30, 2016. The Company entered into a new lease for office space as of October 1, 2016, and is committed through September 2027. The Company received 14 months of free rent and $408,000 in tenant improvement allowance to use toward buildout of the office space. The $408,000 is included as leasehold improvements in the statement of financial condition and will be depreciated over the life of the lease. Both the free rent and tenant improvement allowance received are shown as deferred rent incentive on the statement of financial condition and will be amortized over the life of the lease.

NOTE C - OPERATING LEASE - Continued

Estimated future minimum office and equipment lease payments are as follows:

2017	$ 10,797
2018	130,379
2019	133,638
2020	136,979
2021	140,404
Thereafter	877,818
Total	$ 1,430,015

NOTE D - COMMITMENTS AND CONTINGENCIES

Many aspects of the Company's business involve substantial risks of liability. The Company recognizes liabilities for contingencies that, when fully analyzed, indicate that it is probable that a liability has been incurred and that the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount; if not determinable, the Company accrues at least the minimum of the range of probable loss. In the opinion of management, after consultation with counsel and given currently available information, the likelihood of an adverse contingency determination that would have a materially adverse effect on the Company's financial position or results of operation is remote. Management's assessment of contingencies is subject to change, which may result in a material effect on the results of operations in a future period.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1, the "Rule") and is required to maintain minimum capital as defined under the Rule. Under the Rule, the Company is required to maintain regulatory net capital equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as these terms are defined. The Rule prohibits a broker-dealer from engaging in any securities transactions at a time when its aggregate indebtedness exceeds 15 times its net capital.

Net capital and aggregate indebtedness change from day to day. As of December 31, 2016, the Company had regulatory net capital and net capital requirements of $1,594,057 and $45,507, respectively, and its ratio of aggregate indebtedness to net capital was 0.43 to 1.

NOTE F - RELATED-PARTY TRANSACTIONS

Cleary Gull Advisors Inc. (CGA) was a wholly owned subsidiary of CGH until it was acquired by the JFG. CGA and the Company shared certain expenses in accordance with an Operating Agreement in place through May 31, 2016. CGA provided advice on investment policy development, asset allocation strategy, investment manager and mutual fund due diligence evaluation, selection, and monitoring to the Company. The Company provided operational support (client reporting services and trading) and administration and compliance services to CGA through May 31, 2016. The Company signed a new agreement with CGIB as

NOTE F - RELATED-PARTY TRANSACTIONS - Continued

of June 1, 2016, allowing CGIB to share certain expenses with the Company as needed. At December 31, 2016, there was a balance of approximately $455 due to CGIB.

Under an agreement between the Company and CGH, the Company occupied a portion of office space leased by CGH. Under this agreement, CGH may purchase leasehold improvements, property, and equipment and insurance for the benefit of the Company and its affiliate. The Company provided administration services to CGH.

NOTE G - FIXED ASSETS

Fixed assets consisted of the following at December 31:

	2016
Leasehold improvements	$ 620,426
Office equipment, furniture, and fixtures	191,128
Computer equipment and software	257,515
Total	1,069,069
Accumulated depreciation	(196,881)
Net fixed assets	$ 872,188

NOTE H - EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) profit sharing plan covering substantially all employees. Employees are allowed to make voluntary contributions to the plan. The Company may make discretionary contributions to the plan at the discretion of the Board of Directors.

NOTE I - SUBSEQUENT EVENTS

The Company has evaluated its December 31, 2016, financial statements for subsequent events through February 28, 2017, the date the financial statements were available to be issued.

The Company is not aware of any subsequent events that would require recognition or disclosure in the financial statements.